VIA EDGAR

July 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cindy Polynice
Alan Campbell
Angela Connell
Gary Newberry

Re:	Sagimet Biosciences Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-272901)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 10, 2023 and the date hereof, approximately 1,821 copies of the Preliminary Prospectus, dated July 10, 2023, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 13, 2023, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC
PIPER SANDLER & CO.

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi
Name: Lyla Bibi
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

[Signature Page to Acceleration Request Letter]